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April 4, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Transit Pro Tech Inc.
Form 10
Filed April 4, 2024
File No. 000-56650

Ladies and Gentlemen:

Our client, Transit Pro Tech Inc., a Delaware corporation (the “Company”), has filed a Form 10 registration statement for the registration of its Class A common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (File No. 000-56650).

Please contact me at (516) 220-6569 or by e-mail at VMcGill@egsllp.com with any comments on the registration statement or if you have any questions or require any additional information.

Sincerely,

/s/ Vincent J. McGill
Vincent J. McGill